Exhibit 21

LIST OF SUBSIDIARIES

Each of the subsidiaries listed below is directly or indirectly wholly owned by Shiner International, Inc., except for Shanghai Juneng Functional Film Company, Ltd., which is a 70% owned joint venture.

1.	Hainan Shiner Industrial Co., Ltd.

2.	Zhuhai Huanuo Packaging Material Co., Ltd.

3.	Hainan Shiny-day Color Printing Packaging Co., Ltd.

4.	Hainan Modern Hi-Tech Industrial Co., Ltd.

5.	Shanghai Juneng Functional Film Company, Ltd.